

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 2, 2010

Mr. Willard McAndrew
President and Chief Executive Officer
Xtreme Oil & Gas, Inc.
5700 West Plano Parkway, Suite 3600
Plano, TX 75093

> **Re:** **Xtreme Oil & Gas, Inc.**
> **Registration Statement on Form S-1**
> **File No. 333-168484**
> **Filed August 3, 2010**

Dear Mr. McAndrew:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you purport to register 4,000,000 shares of common stock through an "Equity Line" financing arrangement. Please remove from the registration statement the shares to be issued pursuant to the Equity Line of Credit as the company is not eligible to register the shares as an initial public offering. See the March 31, 2001, quarterly update to the Division of Corporation Finance's "Current Issues and Rulemaking Projects Outline," available on our website at: http://www.sec.gov/divisions/corpfin/guidance/ci033101ex_sas.htm.

2. Also, ensure that your disclosure is both accurate and internally consistent. For example, in the third footnote to the Fee Table, you refer to shares "anticipated to have been issued prior to the effective date" and at page 3 you make clear that the related agreements which "formally obligate Kodiak … have not been executed as of the date hereof", but at page 1 you suggest that 2,000,000 shares "are currently owned by Kodiak."

3.	We note that the page 7 disclosure that you intended to rely at least in part on the agreement with Kodiak to provide for your operating requirements for the next 12 months. Make appropriate revisions throughout the prospectus, including in the Risk Factors and Use of Proceeds sections, to discuss the impact on the removal of the equity line shares from this registration statement. Also make clear whether and how the removal of the shares will impact the agreements with Kodiak, as well as any material effect it may have on your liquidity and business plans.

4.	Consistent with prior comment 1 from our letter to you dated March 12, 2010, your Form 10 became effective 60 days from the date that you initially filed it with the Commission. Insofar as you subsequently filed your Form 10-Q for the Fiscal Quarter Ended March 31, 2010, after the required due date, provide corresponding disclosure regarding the potential impact of the late filing, if material.

5.	We note your response to our prior comment 2 from our letter dated March 12, 2010. However, you do not appear to have marked precisely all changes, including for example changes to the sketch you provide for Mr. DeVito at page 35. Also, you appear to retain disclosure in the version you filed via EDGAR that you had intended to change or remove. For example, see the registration statement cover page note indicating that the phrase "and Subsidiaries" needs to be removed and your note on page 6 indicating that the phrase, "and available under our revolving credit facility is not" was to be removed. Going forward, precisely mark all changes and ensure that you file the final version of the document, rather than interim versions.

Prospectus Cover Page

6.	Revise to eliminate the suggestion that the prospectus disclosure is "only accurate as of the date" thereof.

Prospectus Summary, page 3

7.	Identify the purchaser to whom you refer and specify the purchaser's position(s) with Small Cap Strategies, Inc. Also disclose any position the purchaser has or had with Xtreme Oil, and discuss how and when the terms of the sale were negotiated.

Risk Factors, page 6

8.	We note your response to our prior comment 8 from our letter dated March 12, 2010, and we reissue the second bullet point of that prior comment. Eliminate text which mitigates the risk you present, such as references to your employment contracts with key employees and your key man insurance policies. Also eliminate the references to capital infusions from Kodiak.

9.   Explain why you refer to Xtreme Oil as a "blank check" company at page 15, or revise the risk factor accordingly. We note in that regard the disclosure which begins on page 19 under the caption "Description of Business and Properties."

Selling Security Holders, page 16

10.   For AranWest Ltd. and any other selling security holder that is not a natural person, please revise your disclosure to add a footnote that identifies by name the natural person(s) who exercise voting or investment control or both with respect to the shares held by that selling security holder. Please refer to Question 140.02 of the Division's Compliance & Disclosure Interpretations for Regulation S-K, which can be found on our website.

Market for Oil and Gas Production, page 24

11.   Identify the "only customer" to which you refer in the third paragraph. Also clarify why you refer to "three unaffiliated" purchasers at page 24, but to "the purchaser" in your response to our prior comment 7 from our letter to you dated March 12, 2010.

Legal Proceedings, page 26

12.   Update this section to provide current information, as well as the complete disclosure which Item 103 of Regulation S-K requires.

Executive Compensation, page 35

13.   We note your response to our prior comment 14 from our letter dated March 12, 2010, and reissue the comment. Please furnish all the information required pursuant to Item 402 of Regulation S-K, including the Summary Compensation, Outstanding Equity Awards, and Director Compensation tables, in the format that Item 402 requires.

Certain Relationships and Related Transactions, page 38

14.   Of the 73.9% of shares voted in favor of the ratification to which you refer in the last paragraph, disclose what percentage was held by affiliated shareholders, including officers or directors.

Signatures, page vii

15.   Please revise the registration statement to include the signatures of at least a majority of your board of directors and to specify in which required capacities each individual is signing.

Engineering Comments

Risk Factors, page 6

Our actual production, revenues and expenditures related to our oil and gas prospects are likely
to differ from our estimates of hydrocarbons. We may experience production that is less than
estimated and drilling costs that are greater than estimated in our reserve reports. These
differences may be material., page 9

16.   Our prior comment 34 requested the disclosure of the portion of your proved reserves that
        is undeveloped. Your amendment states that all your reserves are undeveloped. This is
        inconsistent with the proved developed reserves, 234 MBO, disclosed on page F-22.
        Please amend your document to reconcile this inconsistency.

Description of Business and Property, page 19

West Thrifty Unit/Quita Field, page 20

17.   Comment 25 in our March 12, 2010 letter asked, in part, that you disclose the proved
        developed reserves you have attributed to each field and the degree of depletion for each
        field, i.e. cumulative production divided by the sum of cumulative production and proved
        reserves.

        •   You disclosed 38% production of "recoverable oil and gas reserves" on page 22.
                This figure does not seem consistent with the information in the"Company
                Reserves Report"which indicated about 8 million barrels for the primary
                cumulative production from the West Thrifty Unit and almost 1.5 million barrels
                of proved reserves for the WTU. The degree of depletion from these figures
                appears to be 84%.
        •   You disclosed only proved undeveloped reserves (page 22) and stated that all
                your reserves are undeveloped in risk factors on page 10 which is inconsistent
                with your proved developed reserves disclosed on page F-22.

        Please amend your document to comply with our prior comment 25.

18.   Our prior comment 26 asked for a reserve report that supports your disclosed proved
        reserves. You furnished the "Company Reserves Report" which is a narrative of the
        results from various reserve statements, none of which are updated to year-end 2009. In
        support of your disclosed proved reserves, please submit to us a professionally (internally
        or externally) executed reserve report with engineering exhibits – e.g. volumetric
        parameters and calculations, field/isopach maps, performance plots, analogy property
        performance – that has been updated to year-end 2009 for prices, costs, ownership,
        reservoir performance, etc. Include development schedules with estimated capital costs
        for the WTU and Quita projects. Alternatively, you may amend your document by

deleting your disclosed proved reserves. You may contact us for assistance in this matter.
Please direct these items to:

> Ronald M. Winfrey
> Petroleum Engineer
> Division of Corporation Finance
> U.S. Securities & Exchange Commission
> 100 F Street, N.E.
> Washington, DC 20549-4628
> (202) 551-3704

19.   Our prior comment 27 asked that you expand the description of the 2008 Quita field
        development work. Please amend your document to explain the oil and water production
        volumes associated with the "increase in production" you disclosed on page 20.

20.   Our prior comment 28 requested that you "…expand your disclosure to explain the
        methods you will employ to obtain the financing for development of your claimed proved
        undeveloped reserves." You responded that "Throughout the document we have
        highlighted the need for additional capital resources …". Please amend your document to
        compare your track record in obtaining project financing with the capital you will need
        for the development of your PUD reserves.

Oil and Natural Gas Properties, page 22

21.   The figures for the "Production Costs" line item, $562 thousand and $713 thousand, do
        not agree with that same line item under "Results of Operations" on page F-22. Please
        amend your document to reconcile this inconsistency.

Notes to Consolidated Financial Statements, page F-7

Standardized Measure of Discounted Future Net Cash Flows, page F-23

22.   Our prior comment 36 asked that you "…amend your document to explain the details for
        the changes presented by the line items "Revision of previous estimates" and "Purchase
        of reserves in place". Your response addressed this request but no explanations were
        included in your document. We reissue our prior comment 36. Please include these
        explanations in the same section as the proved reserve reconciliations located on page F-
        22. Note that revisions refer to changes in reserve estimates from prior years.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in

possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 regarding the engineering comments. Please contact Douglas Brown at (202) 551-3265 or, in his absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Robert Forrester
        (972) 480-8406